ENERGY POWER SYSTEMS LIMITED


Consolidated Financial Statements
September 30, 2001
(Unaudited)
(Expressed in Canadian Dollars)






Energy Power Systems Limited
Consolidated Balance Sheet
(Expressed in Canadian dollars)
					Sept 30, 2001		June 30, 2001
					(unaudited)			(audited)



ASSETS
Current
Cash					$1,348,357 			$1,242,621
Marketable securities		   379,618 			   221,213
Receivables				 4,820,976			 4,331,086
Due from co-venturer		   483,810			   208,652
Inventories and work in progress2,022,307 		 1,039,853
Prepaid expenses			   102,341 			    67,329
Investments				 3,500,000 			 3,500,000
Future income tax asset		   235,000			   235,000
Total current assets		12,892,409 			10,845,754

Oil and gas interests		 2,119,077			 2,017,493
Capital assets 			 3,236,702			 3,268,096
Future income tax asset		   862,749			   862,000
Goodwill				 1,991,514			 2,056,832

     $21,102,451		     $19,050,175

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness 		$1,415,599			  $829,001
Accounts payable and
accrued liabilities		 4,457,702			 4,200,868
Due to shareholders		 1,162,580			 1,162,403
Current portion of long-term
   Debt			 	   182,151			   182,151
Future income tax liability	   266,000			   266,000
Total current liabilities	 7,484,032			 6,640,423

Due to shareholders,
   July 31, 2001			   350,000			   350,000
Long-term debt			   621,713			   646,311
Future income tax liability	    56,000			    56,000
Total liabilities			 8,511,745			 7,692,734

Shareholders' equity
Capital stock			33,030,535			32,207,289
Deficit			     (20,439,829)		     (20,849,848)
Total shareholders' equity   $12,590,706		     $11,357,441

     $21,102,451		     $19,050,175

The accompanying notes to the financial statements are an integral part of these financial statements


Energy Power Systems Limited
Consolidated Statement of Earnings (Loss) and Deficit
(Unaudited)
(Expressed in Canadian dollars)			For the three month period
			ending Sept 30
				2001		2000



Sales								$5,540,561 	$4,523,967
Cost of sales (including depreciation and
  depletion of  $61,587; 2000 - $53,044)		 4,540,241 	 3,831,508
Gross profit						 1,000,320 	   692,459
Administrative expenses					   660,023 	   686,088
Amortization of goodwill				    65,314	    65,314
Amortization of capital assets			    39,810 	    36,057
Interest and bank charges				    32,015 	    29,872
Interest on long-term debt				    17,426	    24,790
								   814,588 	   842,121
Earnings (loss) before the following		   185,732	  (149,662)
Other income						   224,287       1,728

Net earnings (loss) from Continuing Operations	  $410,019   ($147,934)


Discontinued Operations	 					-   	   (88,950)

Net earnings (loss)					  $410,019 	 ($236,884)

Deficit, beginning of period			     (20,849,848)(17,214,932)

Deficit, end of period				    ($20,439,829)($17,451,816)


Net earnings (Loss) from Continuing Operations per Common Share
Net earnings (loss) per share					$0.07      ($0.05)
Weighted average common shares
     outstanding (thousands)					6,300		3,168

Fully Diluted net earnings (loss) from Continuing Operations per Common Share
Net earnings (loss) per share					$0.05 	($0.05)
Weighted average fully diluted shares
     outstanding (thousands)					8,695		 3,168

The accompanying notes to the financial statements are an integral part of these financial statements




Energy Power Systems Limited
Consolidated Statement of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)			For the three month period
									  ending Sept 30
									2001		    2000



Operating activities
Net loss from continuing operations				$410,019  	 ($147,934)
Adjustments to reconcile net loss to
 net cash provided by operating activities
   Amortization of goodwill					  65,314 	    65,314
   Amortization of capital assets				 101,397 	    89,101
   Income taxes							    (745)	     -
									 575,985 	     6,481
Net change in non-cash working capital
   Receivables							(489,890)	   301,261
   Inventories and work in progress				(982,454)	  (783,244)
   Due from co-venturer						(275,158)	  (328,086)
   Prepaid expenses						 (35,012)	    29,399
   Accounts payable & accrued liabilities			 256,834 	  (146,257)
Cash used in continuing operations				(949,695)	  (920,446)
Cash used in discontinued operations	 			-   	   (88,950)

Cash used in operating activities				(949,695)	(1,009,396)

Financing activities
Advances of  bank indebtedness				 586,598 	   664,624
Repayment of long term debt, net				 (52,485)	   (63,493)
Payments to related parties, net	 				-   	   (30,975)
Advances from (repayment to) shareholders			     177 	  (600,000)
Issue of common shares						 823,246 	     -
Cash provided by (used in) financing activities	     1,357,536 	   (29,844)

Investing activities
Purchase of capital assets 					 (27,762)	   (80,606)
Purchase of oil and gas interests				(115,938)	 	-
Marketable securities						(158,405)	 	-
Cash provided by investing activities			(302,105)	   (80,606)

Net increase (decrease) in cash				 105,736	(1,119,846)
Cash, beginning of period				     1,242,621	 1,771,047
Cash, end of period					    $1,348,357 	  $651,201

The accompanying notes to the financial statements are an integral part of these financial statements

Cash, end of period consists of:
Cash								    $1,348,357 	  $651,201






Energy Power Systems Limited
Notes to Unaudited Consolidated Financial Statements
For the Three Month Period Ending September 30, 2001
(Expressed in Canadian Dollars)

1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended June 30, 2001.
These interim financial statements should be read in conjunction with the Company's consolidated financial statements together with notes for the year ended June 30, 2001.

2.	Segmented information

The Company's operations are separated into two distinct segments; the engineering and offshore division, consisting of the operations of M&M, and the oil and gas division performing oil and gas exploration and production. M&M is an engineering and construction company, performing installation, erection, welding, maintenance and ancillary fabrication services. The following is the Company's segmented information:

For the three months ending September 30, 2001

				   Engineering
				   and Offshore	Oil & Gas	Corporate	Total

Revenue				5,402,224 	  138,337 		-   	5,540,561

EBITDA				  524,737 	   52,283 	   49,151 	  626,171
Amortization & depletion	  152,357 	   14,354 	 	-   	  166,711

Segment operating margin	  372,380 	   37,929 	   49,151 	  459,460

Interest and income taxes	   48,942 	 	-   		499 	   49,441

Net earnings (Loss) from
 continuing operations		  323,438 	   37,929 	   48,652 	  410,019

Capital assets and
   Oil & Gas Interests		3,236,702 	2,119,077 	 	-   	5,355,779

For the three months ending September 30, 2000

				   Engineering
				  and Offshore	Oil & Gas	Corporate	Total

Revenue				4,523,967 	 	-   	 	-   	4,523,967

EBITDA				  211,634 		-   	(150,491)	   61,143
Amortization			  154,415 	 	-   	 	-   	  154,415

Segment operating margin	   57,219 	 	-   	(150,491)	  (93,272)

Interest and income taxes	   53,896 	 	-   		766 	   54,662

Net earnings (Loss) from
 continuing operations		    3,323 	 	-   	(151,257)	 (147,934)

Capital assets			4,936,035 	 	-   		-   	4,936,035


3.	Discontinued operations

Effective June 30, 2001 the Company adopted a formal plan to dispose of its power segment of business (the "Power Division"). The Company intends to exercise its option under the terms of the Revised VBC Agreement to cause VBC to purchase the Company's equity shares in the Konaseema EPS Oakwell Power Limited and has adopted a formal plan of disposition of its interest in the Karnataka Project.

4.	Subsequent Events

a.)	Subsequent to the period ending September 30, 2001 24,000 options were exercised at a price of $4 per share, 20,000 options were exercised at $4.25 per share and 35,000 options were exercised at $1.50 per share.

b.)	Subsequent to the period ending September 30, 2001 7,726 shares were issued in settlement of professional fees of $150,413.

c.)	Subsequent to the period ending September 30, 2001 350,000 units were issued from treasury to an arms length party with an ascribed value of US$4.00 in a private placement. Each unit consisted of one common share and 1/10 common share purchase warrant. Each
warrant is   exercisable at US$4.45 for a period of six months
from the date of issue.


5.	Share Capital

(a)	Authorized and Issued:

Authorized:

Unlimited number of Common Shares, without par value
Unlimited number of Class B Special Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II
Issued:

September 30, 2001 - 7,288,419 common shares issued for consideration of $31,830,535
September 30, 2000 - 3,167,670 common shares issued for consideration of $29,322,289
September 30, 2001 - 960,000 Class A Preferred Shares, Series II, for consideration of $1,200,000

a.)	Common share purchase warrants outstanding consist of the following:

Exercise		Expiry			2001	  2000
Price		Date			#	    #
$40.00	October 7, 2000			-		       6,250
$13.60	January 21, 2002			-		   333,331
$10.00	July 2, 2002			-		   423,500
$8.00	March 9, 2002		                                   222,917		   	   222,917
$9.00	September 27, 2002			-			37,500
$9.60	October 4, 2002			96,000		     96,000
				318,917	1,19,498

b.)	Common share purchase options outstanding consist of the following:

Exercise	Expiry			2001	2000
Price		Date		Holder		#	#
$14.00	October 1, 2004	Employee				         -
	62,500
$20.00	October 1, 2004	Employees & director			         -	       	26,875
$12.00	August 15, 2001	Employee				         -	  	2,500
$12.00	February 15, 2001	Director				         -	  	2,500
$1.50	February 6, 2005	Directors and Employees		 105,000	-
$4.00	June 14, 2005	Directors, employees and
					    consultants				110,000	-
											215,000	94,375